Filed by Sysco Corporation

Commission File No. 001-06544

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Sysco Corporation

Additional Information for USF Stockholders

In connection with the proposed transaction, Sysco filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 8, 2014, a Registration Statement on Form S-4 that includes a consent solicitation statement of USF that also constitutes a prospectus of Sysco. The mailing of the consent solicitation statement/prospectus to USF stockholders commenced on August 11, 2014. STOCKHOLDERS OF USF ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Sysco at www.sysco.com/investors or by emailing investor_relations@corp.sysco.com. You may also read and copy any reports, statements and other information filed by Sysco with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Q4 2014 Earnings Call

Company Participants

•	Shanon Mutschler

•	William J. DeLaney

•	Robert Chris Kreidler

Other Participants

•	Vincent J. Sinisi

•	Edward J. Kelly

•	John E. Heinbockel

•	Karen F. Short

•	Meredith Adler

•	Mark G. Wiltamuth

•	Ajay Kumar Jain

•	Andrew P. Wolf

•	Erin Lash

•	Amod Gautam

MANAGEMENT DISCUSSION SECTION

Operator

Good morning, and welcome to Sysco’s Fourth Quarter Fiscal 2014 Conference Call. As a reminder, today’s call is being recorded. We will begin today’s call with opening remarks and introductions.

I would like to turn the call over to Shannon Mutschler, Senior Director of Investor Relations. Please go ahead, ma’am.

Shannon Mutschler

Thanks, Aaron. Good morning, everyone, and welcome to Sysco’s Fourth Quarter Fiscal 2014 Earnings Call. Today you’ll hear prepared remarks from Bill DeLaney, our President and Chief Executive Officer; and Chris Kreidler, our Chief Financial Officer.

Before we begin, please note that statements made during this presentation that state the company’s or management’s intentions, beliefs, expectations or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and actual results could differ materially. Additional information about factors that could cause results to differ from those in the forward-looking statements is contained in the company’s SEC filings. This includes, but is not limited to, risk factors contained in our Annual Report on Form 10-K that will be filed for June 28, 2014, subsequent SEC filings and in the news release issued earlier this morning. A copy of these materials can be found in the Investor section at sysco.com or via the Sysco IR App, which can be downloaded from iTunes App Store and Google Play.

Non-GAAP financial measures are included in our comments today and in our presentation slides. The reconciliation of these non-GAAP measures to the applicable GAAP measures are included at the end of the presentation and can be also found in the Investor section of our website. All comments about earnings per share refer to diluted earnings per share unless otherwise noted. In addition, all references to case volumes include total Broadline and SYGMA combined.

To ensure that we have sufficient time to answer all questions today, we’d like to ask each participant to limit their time to one question and one follow-up.

At this time, I’d like to turn the call over to our President and Chief Executive Officer, Bill DeLaney.

William J. DeLaney

Thank you, Shannon. Good morning, everyone. Thank you for joining us today. Sysco’s financial results announced this morning reflect a year of significant challenges, tremendous change and solid progress on multiple fronts. While the business environment remained challenging throughout the year and contributed to financial results, that fell short of our initial expectations, we did have many successes during the year.

Sales for the fiscal year grew 5% to $47 billion and adjusted net earnings were $1 billion. Cash flow from operations for the fiscal year was $1.5 billion and free cash flow, excluding the impact of certain items, was $1.1 billion. We reduced our operating expenses per case by $0.06. We continue to implement transformational change on a broad scale throughout Sysco and remain on track to achieve our targeted three-year business transformation benefits in fiscal 2015.

We recommenced the rollout of our technology platform with much improved stability and performance. We increased our dividend during this past year, the 45th time since our founding in 1970. In total, we distributed nearly $670 million in dividends to shareholders during fiscal 2014 and repurchased more than $330 million in stock. And we announced our intention to merge with US Foods, which will provide substantial benefits to our customers and help us achieve more scale and efficiency in an evolving and highly competitive marketplace.

Turning to our results for the quarter, sales grew 5.9% to $12.3 billion and net earnings were $254 million. Adjusted EPS was $0.50 for the quarter, which was flat compared to the prior-year period. While we did experience more expense pressure during the quarter than we had through the first three quarters, we were pleased with the 4% increase in gross profit we achieved. Inflation increased significantly at the end of the third quarter and was 4.1% for the fourth quarter, contributing to our sales and gross profit growth while also pressuring our gross margin. However, a more beneficial mix of our local and corporate managed sales mitigated some of this pressure during the quarter.

Our results reflect the impact of the slow and modest economic recovery in a Foodservice industry that as a whole remains under pressure. During the June quarter, restaurant industry data indicates that some sequential market improvement occurred but year-over-year industry sales growth continues to be modest and traffic patterns remain stagnant. It’s important to note that while restaurant traffic was essentially flat for our fiscal year, Sysco’s case volume grew more than 2% excluding the impact of acquisitions.

During the year, we made significant progress in achieving our business transformation strategic initiatives that are aimed at implementing an enterprise resource planning or ERP technology platform, lowering product costs, and reducing our operating expense structure. Regarding our technology initiative, in July we implemented our new ERP platform in our Salt Lake City and Albuquerque operating companies. In the past eight months, we have successfully deployed seven operating companies, under the new platform, bringing the total to 12. Several of these recent deployments took place at some of our larger and more complex operating companies and many conversions occurred during a particularly busy time of year. We continue to learn and adjust with each go live and as a result each one has been progressively more successful.

As disclosed previously, we will focus for the remainder of the calendar year on implementing an SAP software version upgrade and further developing IT-related merger, integration and sequencing plans. Our goal with the latter is to prioritize SAP implementation where it will help us achieve targeted synergies as soon as possible with minimal disruption to our customers. We will also continue to work to enhance the scalability of our shared business services processes to prepare for more conversions in the future. Our confidence has grown as we have gained more experience with our ERP conversions and we believe we have a solid foundation from which to move forward.

As we continue to implement our category management initiative this year, we also focused on enhancing our execution of this effort in several important ways. We developed and implemented new field-ready sales tools, enhanced our customer service in support of this initiative, and improved communication and coordination with the field. Looking ahead, we expect to launch the remainder of the categories and scope into the market by the end of fiscal 2015.

Regarding our operating initiatives during the year, we continue to roll out our routing optimization project, which is resulting in reduced routes and miles driven, while improving on-time deliveries. We completed the conversion of our largest operating companies during the year and expect to complete the remaining by the end of fiscal 2015. Our fleet and equipment optimization initiative will reduce costs and optimize our capital spend as we move forward. During the year, we’ve established standard terms and specifications for fleet and warehouse equipment purchases and expect to complete the rationalization of our fleet by the end of this fiscal year. We also continue to implement our driver and warehouse incentive pay program, increase the application of best practices, and implemented tools to more effectively manage labor costs and expenses.

In one of our U.S. Broadline markets, we successfully piloted a program that increased the amount of recycled material in our operations by 75%. We expect to roll out this program across the country by the end of this calendar year, which will also reduce costs. It is appropriate to note at this point that much of the progress we have made in the past few years, in driving out key strategic business initiatives, has been led by Mike Green, Executive Vice President of Foodservice Operations. Mike recently announced his intention to retire at the end of the calendar year after a very distinguished 24-year career at Sysco. We wish Mike great success as he moves onto the next chapter of his life and we thank him for his service and many contributions to Sysco.

Turning to an update on the status of the US Foods merger, last week we announced the future senior leadership team that will report to me following the closing of the merger. This is an important step that will allow us to make further progress in our integration planning efforts and I look forward to working closely with this team post close. We also continue to work closely with the FTC as they review the transaction. Our discussions have been productive to-date and are progressing as anticipated. We expect the merger to close either late in the third quarter or in the fourth quarter.

In closing, I’m very encouraged with our progress during fiscal 2014 in strengthening our management team and enhancing our capabilities to serve our customers more effectively and operate our business more efficiently. I’m very grateful to all of our associates for their hard work and dedication throughout fiscal 2014. The scope, breadth and pace of change at Sysco during the year has been remarkable, and importantly has provided a solid foundation to take the next step in our transformational journey as we prepare for our proposed merger with US Foods.

Now, I’ll turn things over to Chris, so he can provide additional details on our financial results for the fourth quarter and fiscal year.

Robert Chris Kreidler

Thanks, Bill, and good morning, everyone. For the fourth quarter, sales were $12.3 billion or an increase of 5.9%, compared to the prior year. Food cost inflation was 4.1% driven mainly by inflation in the meat, dairy and seafood categories. In addition, sales from acquisitions increased sales by 0.6% and the impact of changes in foreign exchange rates decreased sales by 0.7%. Case volume grew 2.2% during the quarter, including acquisitions, and approximately 2.1% excluding acquisitions. Gross profit in the fourth quarter increased 4% and gross margin declined 31 basis points to 17.55%.

During our May earnings call, we indicated that inflation jumped substantially at the end of March. That trend continued and we saw a meaningful increase in inflation throughout the quarter. The overall rate was driven by inflation in the meat, seafood and dairy categories, which together totaled more than one-third of our annual sales. We believe the rapid and marked increase in inflation during the period contributed to the sequential and year-over-year decline in gross margin. However, as Bill mentioned we also experienced a more beneficial mix of our local and corporate managed sales that mitigated some of this pressure during the fourth quarter.

Operating expenses totaled $1.7 billion in the fourth quarter of fiscal 2014, including $58 million in certain items. Excluding certain items, which mainly related to merger and integration planning expenses, operating expenses increased $78 million or 4.9%, driven mainly by increased corporate and delivery costs and incremental expenses from acquired companies. Operating income for the quarter was down 7.7% year-over-year. After adjusting for certain items, operating income increased 1.2%. Net earnings for the fourth quarter were $254 million, a decrease of $29 million or 10.2% compared to the prior year. Diluted EPS was $0.43, an increase – I’m sorry, an 8.5% decrease compared to the prior year. Adjusting for certain items, diluted EPS for the quarter was $0.50, which was flat compared to the prior year.

Now turning to the year-over-year comparison; sales increased 4.7% or $2.1 billion. Product cost inflation was 2.1%, driven mainly by inflation in the meat, seafood and dairy categories. In addition, sales from acquisitions increased sales by 1.4% and the impact of changes in foreign exchange rates for the fiscal year decreased sales by 0.6%. Case volume grew 3.4% during the fiscal year, including acquisitions, and approximately 2.2% excluding acquisitions. Gross profit increased 2.3% during the year while gross margin decreased 42 basis points year-over-year to 17.59% due mainly to weak restaurant traffic and competitive pressures.

Operating expenses totaled $6.6 billion in fiscal 2014, including $150 million in certain items, which primarily related to merger and integration planning expenses, a change in Sysco’s self-insurance reserve and a legal settlement.

Excluding certain items, operating expenses increased $201 million or 3.2%, primarily due to new costs from acquired companies, higher delivery and corporate expenses, other payroll costs and higher depreciation and amortization expense, partially offset by lower sales organization costs and a decrease in retirement related expense.

Operating costs per case, excluding certain items, declined year-over-year by $0.06, exceeding one of our key objectives for the year. As we’ve discussed previously, it is very difficult simply to hold operating costs per case flat, due to the typical inflationary pressures. This result reflects a significant impact from business transformation benefits during the year. Operating income was $1.6 billion, declining $71 million or 4.3% for the fiscal year. Excluding certain items operating income declined 0.9%.

Net earnings for fiscal 2014 were $932 million, decreasing $61 million or 6.1% compared to the prior year. Fiscal 2014 EPS was $1.58, a decline of 5.4%. Excluding certain items EPS was $1.76 compared to $1.78 in the prior year.

Reflecting on our financial results for fiscal 2014, our overall results fell short of our expectations. However, if you look at the two halves of the year separately, they were vastly different. The first half of the year saw a low inflation, weak local sales growth, and weak gross profit growth of 1.2%. During the second half of the year, inflation picked up as did the local sales growth. Gross profits grew at a more robust rate of 3.4% in the second half of the year and 4% during the fourth quarter, in part driven by the increasing impacts from our business transformation initiatives. We are encouraged by the trends we have seen in the second half of the year and we are working hard to maintain and improve upon them for fiscal 2015.

Business transformation expenses totaled $277 million in fiscal 2014, which was lower by $54 million for the year. Similar to what we discussed last quarter roughly half of the variance year-to-date relates to a change we made in how we allocate internal labor costs to the project. Prior to fiscal 2014, we allocated the costs of internal associates based upon the percentage of time they spent on the project. We are now allocating either all or none of an associate’s costs to the project depending on whether they spent the majority of their time on the project. This has had the effect of shifting some expense from business transformation expense to general corporate expense.

The remainder of the year-to-date variance in business transformation expense is the result of capitalizing more of the work effort than originally estimated. Had we not experienced these changes total expenses would’ve been within our original guidance range of $300 million to $350 million.

As of the end of fiscal 2014, we were ahead of our business transformation benefit goals, achieving significant progress across multiple areas of our business. These efforts allowed us to exceed our cost per case objective and to mitigate the pressure on gross margins.

Total capital expenditures net of proceeds from asset sales totaled $497 million for the fiscal year, which was essentially flat compared to last year. This result was just slightly lower than our guidance of $500 million to $550 million. Free cash flow adjusted for the impact of certain items was $1.1 billion for the fiscal year, increasing approximately 3% compared to the prior-year period.

Looking ahead, I’d like to provide some guidance for a few metrics as we typically do at this time of year to set expectations for the coming fiscal year. Please keep in mind that this guidance is for our current business only and does not include any impact from the proposed merger with US Foods. We anticipate providing additional guidance for the combined companies following the close of the transaction. As we stated previously, our long-term sales growth expectations are for sales to fall in the range of 4% to 6% annually. We believe this long-term guidance continues to be reasonable. This is nominal sales growth, so it includes the impact of inflation, which we assume will return to more modest historic levels.

With regards to our three-year business transformation initiatives, we were well ahead of our objectives after years one and two. As we enter the third year of the initiatives, we expect to achieve or exceed the high end of the $550 million to $650 million objective that we established two years ago. As a result, we expect that continued momentum in achieving lower cost of goods from our category management and sourcing initiatives will continue to help mitigate gross margin pressure from the intensely competitive marketplace. In addition, we expect our business transformation initiatives will contribute to meeting our objective of holding operating cost per case, excluding certain items, flat year-over-year in our North American Broadline business.

We expect corporate expenses will be higher, reflecting investments we’re making to provide important new capabilities such as the new revenue management function and the implementation of organizational changes that we believe will drive greater functional support in our Broadline operations. In addition, we expect to make various investments in certain core technology resources. While the absolute dollar amount of expenses will be higher year-over-year, our objective is to grow operating expenses at a slower rate than gross profit growth. Lastly, we expect capital expenditures net of proceeds from asset sales to be in a range of $500 million to $550 million.

Turning to the pending US Foods merger, we continue to make progress in our integration planning efforts, which are focused around three areas, day one readiness, value creation and long-term organizational design. While we continue to work to finalize our synergy targets and the pace at which we will achieve these synergies, we remain confident that we will be able to achieve or exceed the level of synergies we’ve previously communicated.

Regarding the regulatory process, our dialogue with the FTC continues to be productive and is progressing as expected. We continue to believe that this merger will benefit customers and help us become more efficient in an evolving and competitive marketplace and also believe the FTC will agree that our customers have many choices in the fiercely competitive marketplace in which we operate today. As Bill mentioned, we expect the merger to close either late in the third quarter or in the fourth quarter.

Finally, I’d like to take the opportunity to welcome our new Vice President of Investor Relations, Derrick Vializ who joined us most recently from BMC Software. Derrick has significant experience in IR and finance, and has been publicly recognized by the investment community for his professionalism and financial acumen. We’re very pleased to have him join our team. I’d also like to take a moment to thank Shannon for stepping up to lead the IR team on an interim basis, while we conducted our search for a permanent leader. Because of her leadership and efforts, we didn’t miss a beat. Once Shannon helps Derrick get up to speed, she’s going to transition into a new role here at Sysco heading up our sustainability efforts. I know you will join me in wishing her success in her new role.

In closing, while fiscal year 2014 included its share of challenges, we are excited about the progress in transforming our business and our integration planning efforts related to the US Foods merger. While we continue to have much work ahead of us, we strongly believe that we’re making the right strategic investments to strengthen our leadership position in the industry.

With that, operator, we’ll now take questions.

Q&A

Operator

Thank you. [Operator Instructions] And we’ll go first to Vincent Sinisi with Morgan Stanley.

<Q - Vincent J. Sinisi>: Hi. Good morning. Thanks very much for taking my question. I wanted to ask a little bit about the ERP rollout. I know that you guys made some commentary earlier about how each one is really doing better than the one that was done prior to. So can you just talk a little bit, give us some color around what is kind of new and what are you learning from the previous rollout that you are putting into the newer ones?

<A - William J. DeLaney>: Sure, Vincent. I’ll take a shot at that one. So we’ve – as we said in the prepared remarks, we’ve done about seven here in the last eight or nine months. We did five in the fiscal year just did two more here in July. I would say to you if you go back a year, year-and-a-half, it goes beyond even the deployment but the system itself is more stable today and then as we do deploy we were doing a better job working with our people in the field, preparing them, making sure we’re understanding what their challenges are so that not only do we have a good go live weekend but once the system is live, that we are able to operate the business with fewer glitches, that type of things.

So there’s still challenges. I would say two examples of things that are better is our service levels continue to come up and come back faster than what they did originally and I would also tell you in some of the earlier conversions, we would have some issues especially with larger customers that type of thing that it’s not to say we don’t have any today but I think we’re much more coordinated internally with our corporate sales group and with our OpCos as well as with the deployment team to plan for those challenges, anticipate and handle them when they come up, but as we said in the text here, learn from each one so that there’s fewer issues as we go forward.

So we’ve always done pretty well on the go live weekend, so I would just say post conversion we’re able to operate the business better. The system’s – the performance of the system is faster. It’s more stable on the sales side. Generally, much fewer issues today with our sales force and our customers in terms of some of the basics [ph] on (25:20) order entry, that kind of thing.

<Q - Vincent J. Sinisi>: Okay. Thank you. And one just quick follow-up if I may. With inflation I know you said you are expecting it to return to more modest levels. Have you been seeing some evidence of changes within those three particular categories that you called out this quarter?

<A - William J. DeLaney>: No. We haven’t seen it yet. I think what we were saying is people that -we all follow and look at some overview reports on commodities and that type of thing, just the math of this thing. As you get into the last third of next year we would expect it to subside some but at this point, it’s still very comparable to what we’ve seen in the last three or four months.

<Q - Vincent J. Sinisi>: Okay. Great. Thanks very much. Good luck.

<A - William J. DeLaney>: Thank you.

<A - Robert Chris Kreidler>: Thank you.

Operator

And we’ll go next to Edward Kelly with Credit Suisse.

<Q - Edward J. Kelly>: Yeah, hi. Good morning, guys.

<A - William J. DeLaney>: Hey, Ed.

<A - Robert Chris Kreidler>: Good morning, Ed.

<Q - Edward J. Kelly>: Question for you – a quick question for you on expense growth. It was a little bit higher than what we expected this quarter. It seems like – I might be wrong – but it seems like cost per case may have been up this quarter and it was down, I guess, for the first three quarters of the year. Could you maybe just talk about what is going on with expenses and how we should think about it from here?

<A - William J. DeLaney>: Yeah. Why don’t we tag team this one? And so I would say it was up and more than what we would’ve liked to have seen and there’s two pieces to which Chris took you through on the operation side. Our delivery costs, we still have some challenges there. We’re doing some good things in delivery but there’s challenges in the labor market in certain markets. We’ve had some basic issues that we could have managed better I think on comp and that type of thing. So there’s still some transition even though we’re putting in some good initiatives on the delivery side. It’s still early days. It takes a while for those to get traction and delivery is always the hardest expense to manage. But we should do better than what we’re doing there right now and I would expect us to as the New Year goes along.

The second part of it was more conscious on our part that Chris alluded to, where we’ve had some good things going on here with CatMan [category management] and revenue management. There are some areas where we need to invest in the technology infrastructure beyond the SAP platform. And so we have begun to make those investments, and so we did that consciously and those are the right things to be doing for the company, not just in the short-term and midterm. So we could’ve, probably should’ve managed the expenses a little bit better. Again, I’m real pleased with gross profit dollar growth and hopefully you’ll see that get calibrated more effectively here as we go into the New Year.

<A - Robert Chris Kreidler>: Hi, Ed, the only thing I’ll add, on the cost per case, your specific question of whether it was up in the fourth quarter, it was actually. If you recall a couple of quarters ago when I was commenting about where we are versus our nickel, we were actually pretty far ahead of our nickel per case reduction. I think at the time we were $0.09 or $0.10 down and I was telegraphing that while we thought we beat the nickel, I wasn’t expecting us to maintain the $0.09 or $0.10. And the reason for that is the delivery cost plagued us throughout the year. They continue to be up and we were lapping some of the SG&A benefits that we got from the selling costs and some of the G&A costs as well. So we actually knew that coming into the fourth quarter if we didn’t start to see some – make some headway on the delivery costs that we were probably going to have a reversal in the fourth quarter which is what happened.

So I’ll agree with Bill. I think there are things we can and should be doing or doing better and we continue to work on those but that’s the color on the cost per case. And his answer on the corporate cost was dead on.

<Q - Edward J. Kelly>: Okay. And then just to follow-up on gross profit per case. You did a nice job this quarter of growing gross profit ahead of case growth again this quarter. Could you just maybe talk about maybe a little bit more about the drivers, how much is internal, things like category management versus mix versus what is going on from a competition standpoint and how that is impacting you? Any color behind the driver there and then the sustainability of this trend would be helpful. Thank you.

<A - William J. DeLaney>: Well, I think as we said and I know it’s a recurring thing here but that’s the reality of our business right now – the marketplace continues to be highly competitive. Our customers are under a lot of pressure from the consumer to offer innovative experiences in food and presentations and to do it more and more cost effectively. So obviously we need to be responsive and we are responsive to that. So there’s a macro headwind that we continue to fight. In terms of where the mitigation of the improvements are coming from, I think from all of the areas you just mentioned. I think we’re certainly since late last fall we’ve done a better job managing our margins I think more effectively internally. I think you are seeing some benefits of CatMan begin to become more pronounced.

The mix did help a little bit this quarter. We’re – it’s more of a balanced mix between locally managed customer growth and sales growth and corporate management and inflation helped some too there. So we’re at a point where inflation’s probably a little bit higher than what we’d like to see right now certainly in those three categories but it is a little bit of a tailwind as it relates to the margin dollar growth but at the same time it’s more difficult to pass that price increase along to our customers as fast as we might like and I think as I said on the last call in most instances we frankly shouldn’t pass it along that fast and we have to manage it as best we can. So it’s coming from all areas.

Operator

And we’ll go next to John Heinbockel with Guggenheim Securities.

<Q - John E. Heinbockel>: So, Bill, going back to the gross margin topic so two things. What was the cadence of pass-through roughly? Because again, it looked at first glance like it was perhaps a little more rapid than I would have guessed but it sounds like it wasn’t. And then Secondly, with the mix changes, was that more tactical, some course corrections or more strategic that has been brewing for a while?

<A - William J. DeLaney>: Probably, [indiscernible] (31:45) tactical on the latter. I mean we’re running – we feel we’re running our locally managed business better. We put this company and in particular our sales force and OpCos and customers through a lot with a lot of these initiatives and many of them either directly, John, or indirectly impacted our salespeople and to some extent our customers. So we’ve cycled a lot of that on the sales side. Now we’ve gotten the benefits from it but I think things are little more stable on that front. We’re able to focus more and like I said we’re giving them better tools to support the CatMan rollout, some of this revenue management work is starting to gain some traction. So I think we’re doing a better job managing the local business. It’s still modest growth but it’s growth.

I would be fine with a little bit more growth on the corporate side. Just so happens it has moderated to some degree so there’s no big strategic initiative there. We are obviously always trying to get better at the profitability and how we manage the profitability of the business. So I think it’s mostly that we’re managing the [ph] locally (32:44) side better. As far as the first part, could you take me to that question again? I’m not really sure I understood it.

<Q - John E. Heinbockel>: Curious, how you are managing the pace of pass-through. You had a big step up sequentially, that is always challenging. Again, it looked at first glance like you probably got a lot of pass-through done in the quarter but my guess is that is not the case, right?

<A - William J. DeLaney>: Well, I don’t know exactly how you’re interpreting the data. We got 4% GP growth and 2% case growth and 6% sales growth. So I’d say we got our fair share but I don’t if it’s more or less. I think our people do a really good job responding to the environment they’re in and trying to make good decisions on how much to pass along, when to pass along, how to work with the customer to find ways to cut their cost so that they don’t have to pass as along as much to their consumer. So I think we’re getting better at it, John, but I wouldn’t say we necessarily passed on as much as theoretically we could have.

<Q - John E. Heinbockel>: All right. And then lastly, you talked about 2015, operating expense growth being less than gross profit growth. Is that more expense growth being ratcheted back or just with the prevalence of inflation here, GP dollar growth is going to be a bit elevated because of that for the next couple of quarters?

<A - Robert Chris Kreidler>: John, that commentary was mainly just to help a little bit with expectations for 2015 and how are we going to look at whether we’re spending too much money on operating expenses or not. We clearly want to grow gross profit dollars as much as we can, or as we talked in the last few quarters, we’re struggling with a number of things on that front right now and we think we’re seeing some good trends on that front. But in the meantime, we’ve always got to control operating expenses so that’s the governor we’re putting on this, we’re not going to let operating expenses grow faster than gross profit dollars, not in our planning anyway. I think the only other color I’d put on it is, Bill commented, we stood up some capabilities here at corporate and in the field that we think both new functions and strengthening existing functions that we think are going to add a lot of value. You take some upfront costs to put those in place and then they’re in your run rate so the growth rate should diminish over time because those are now built into your run rate.

<Q - John E. Heinbockel>: All right. Thank you.

Operator

And we’ll go next to Karen Short with Deutsche Bank.

<Q - Karen F. Short>: Hey, there. Just a couple of questions on the integration costs. It looks like obviously you have given us a $90 million for the year-to-date integration and I guess I was just wondering if you gave a little bit more color on what exactly goes into those costs just to get a sense of how far you are along?

<A - William J. DeLaney>: Yeah, the vast majority of those costs is what I’d call professional fees, so between our integration consultants, McKinsey and other third parties that are helping us and each of the different functional areas prepare for the integration and do the planning work for that, there’s just a lot of external costs that goes into that. We also throw into that categorization, anybody that is full-time on the integration project, which is not a large number of people, but we make sure that we pull those expenses out as well.

<Q - Karen F. Short>: Okay. That is helpful. And then in terms of corporate for next year, just remind me, is this fourth quarter the first time that we have had this change in the allocation of the expenses in corporate because corporate was quite a bit higher in the fourth quarter than what I would have expected?

<A - William J. DeLaney>: Yeah. I’m not sure what you’re referring to about change in...

<Q - Karen F. Short>: In terms of the labor allocation instead of allocating any labor hours, you are either all allocated – it was either all allocated to corporate or not?

<A - William J. DeLaney>: Yeah, no. With regard to the ERP project that actually a change that we put in place at the beginning of the fiscal year, so no, that wasn’t a fourth quarter only impact.

<Q - Karen F. Short>: Okay. So what would have driven the higher corporate specifically this fourth quarter? And then I guess the follow-on, is this kind of fourth-quarter run rate the right type of number to use for next year because obviously if we use that it would be up and not be consistent with your guidance. I’m just wondering how much higher it could be?

<A - Robert Chris Kreidler>: Yeah. I don’t think it’s the right run rate to use for next year, we obviously can’t give you an actual run rate or a percentage number to use. I think you guys have to build something into your models. As I said earlier, we stood up some functionality we started taking some increased expenses in the third quarter and in the fourth quarter for that, you’ll eventually lap that so on a growth basis you won’t see that particular piece of the growth going forward. So that’s part of what occurred in the corporate and there’s some other stuff that’s in there as well but it’s certainly not a run rate that we expect to continue.

<Q - Karen F. Short>: Okay. Just last question, in the press release that you issued last week with the new positions, I guess there were two positions that stuck out to me at least for being fairly new to Sysco – the lead of Sysco’s Domestic and International Operations as well as the lead on end-to-end supply chain both joined in 2013. I am just wondering those obviously seem like fairly significant roles in terms of the combined company, maybe just some color there given that they both joined fairly recently.

<A - William J. DeLaney>: Sure. Let me make sure. You’re talking about Tom Bené in Operations and Scott Charlton over supply chain, Karen?

<Q - Karen F. Short>: Yes.

<A - William J. DeLaney>: Yeah, so these gentlemen are both folks that have joined us here over the last year, year-and-a-half. Tom has 20 plus years with Pepsi, and Scott has 20 plus years in multiple areas, retail grocers and the big type of supply chain background. So they both have come in. Tom has spent the last 15 months or so building his presence both working with our merchandising team initially getting CatMan rolled out to the field and then beyond that he’s gotten more involved in sales and marketing and some of the inbound aspects of supply chain here over the last 9 months to 12 months. So two very highly experienced people have been great additions to the team, and have great capabilities so we’re very excited about it.

<Q - Karen F. Short>: Okay. That’s helpful. Thank you.

Operator

And we’ll go next to Meredith Adler with Barclays.

<Q - Meredith Adler>: Thanks for taking my questions. I think Chris, one of the recent questions you were asked was about these investments and I was just wondering particularly technology investments, if you could quantify that and give us some sense of the cadence of those costs?

<A - Robert Chris Kreidler>: Yeah, I’m just trying to think about what I said that would lead to that specific type of question. So we’ve continued to spend on technology. Most of our expenditures on technology had been around the ERP implementation so within business transformation and we kind of called out those expenses in on out kind of like for like methodology. They were right in line with our guidance of $300 million to $350 million. We didn’t spend substantially more on business transform – or on technology if you will during fiscal 2014 than we expected to spend. So while there’s an uptick there, it’s not a sizable uptick. What we’re calling out for 2015 in terms of guidance is there is a little bit more that we anticipate spending for next year. It’s not going to be huge, huge dollars but there’s going to be a little bit more.

As we roll into the New Year, we’re going to look at perhaps calling out some additional guidance around technology spend in total, that’s something that we’re talking about internally. It’s a big part of our budget. We understand that. We also think it’s a big part of our competitive advantage so it’s something that we may give more color to as we move forward.

<Q - Meredith Adler>: Okay. I was just hoping to get that color now as I work on my model for next year. I have – I think almost a housekeeping question. It sounds like you have made great progress in rolling out ERP. Could you talk about how many facilities in total you intend to implement the technology?

<A - William J. DeLaney>: Well, we’ve rolled it out to a dozen, Meredith, and we’ve got 70 give or take in the U.S. today, so I would say that, you know, 70 would be the target. Obviously, that doesn’t include Canada, and we’ll deal with that when we get there. The bigger point I think and what we alluded to in my comments was that with the merger, on the horizon here, we’re going to focus on some updates with the software packages themselves and put together as best we can, a cohesive deployment integration plan, factoring in obviously the new facilities and the new businesses that will come in from U.S. so it’s 70 today, and we haven’t determined in totality yet how many operations we’ll have going forward. So it’ll be clearly more than that. It’ll be less than the two together I can tell you that.

<Q - Meredith Adler>: Okay. That’s helpful. Thank you very much.

<A - William J. DeLaney>: Welcome.

Operator

And we’ll go next to Mark Wiltamuth with Jefferies.

<Q - Mark G. Wiltamuth>: Hi. Good morning. I just wanted to know if you had found any other insights on working in that clean room with US Foods, any new insights on synergies or are things tracking as you had originally thought?

<A - Robert Chris Kreidler>: Yeah, Mark, they don’t let me in the clean rooms so I really can’t tell you much.

<A - William J. DeLaney>: There’s nobody on this call that could handle clean room insights, Mark.

<A - Robert Chris Kreidler>: Mark, it’s a good question and let me just take it up to maybe 50,000 feet because I think I that’s the essence of your question anyway. What I said in my prepared remarks I’ll obviously stick to, the more we get into this, the more work that we do, the more integration planning that we’re able to do especially around value capture, the more confident we get that we will be able to meet or exceed the guidance that we’ve already put on the table. We’ll obviously come out with more information when we’re ready, but we’ve gotten quite a bit of confidence since we’ve been into the details.

<Q - Mark G. Wiltamuth>: Okay. And how much timing do you need to really close things from the point that you get a decision out of FTC?

<A - Robert Chris Kreidler>: I think it’s – I’ve got to be careful how I answer that because the term when you get a decision from the FTC, I think I’ll answer it this way. Once we know that we’re allowed to close the transaction, we’ll close it as rapidly as possible, so literally within a very, very short period of time so that we can begin the integration process.

<Q - Mark G. Wiltamuth>: Okay. Thank you very much.

Operator

And we’ll go next to Ajay Jain with Cantor Fitzgerald.

<Q - Ajay Kumar Jain>: Yeah, hi. Good morning. First on business transformation on the rollout, so far it seems like the operating companies that have been converted seem to have a very regional profile. So do you have any plans to convert companies on the East Coast, for example? Can you give any plans for the rollout to other regions, and also maybe comment on why you are focusing on any particular geographies at this time? Thanks.

<A - William J. DeLaney>: Yeah, Ajay. We actually consciously went to a more regional focus in the Southwest and then up into the mountain states. And the original plan was then to go up and do the mountain market and come back and finish the Southwest. Those early conversions were a little bumpier, we needed some time to go back there and address some issues that kind of thing but again, with the merger on the horizon, I can’t really tell you that. So in a steady-state basis I think you’d find us finish up in those two regions or markets then we’d go to a third. It’s a better way to do these types of things. You get leadership engagement both the market leadership level and the OpCos tend to work together on a lot of things, it just creates more of a team type of approach. So we’ve actually found that to be quite successful and that’s a change we made about a year, year-and-a-half ago. Again, going forward I’m going to defer I think until we get to where we have clear visibility to what the whole landscape looks like post-merger.

<Q - Ajay Kumar Jain>: Okay. But there is no structural impediment to rolling out to other regions?

<A - William J. DeLaney>: No. We have RDCs, a big RDC in Northeast and one in Florida so there’s some work that we need to do to prepare for that but it’s not an impediment, just need a little bit more time but there’s no impediments.

<Q - Ajay Kumar Jain>: Okay. I think Chris talked about the shift in allocation from business transformation expenses to ordinary operating expenses and this is a follow-up to Karen’s question earlier. I had a question on whether the opposite is true in the case of integration and planning costs for US Foods. First as a comment, I know you talked about consulting fees but it seems like the costs that you are absorbing on merger expenses, it seems very high especially given that things are still in the review process and it sounds like that review is taking longer than you previously expected. But in terms of how you are allocating those costs, is it possible that if the merger was not happening that some of those expenses like certain head count expenses for example that you are currently allocating towards integration, that those would otherwise be considered ordinary operating expenses? I am just trying to confirm if all those integration costs are incremental?

<A - Robert Chris Kreidler>: It’s a very good question, Ajay, and I think we could have a robust debate about it. We’ve actually, I believe I’ve been fairly conservative about what goes into those categories. We’re not putting in the costs of a lot of folks that are working a lot [ph] of time on (47:34) merger integration planning because they also have their full-time jobs and so we’re being pretty judicious about what goes in there. Your comment about professional fees, believe me, I wish they were much lower but these types of services and this type of experience comes with a hefty price tag, and so we are paying a significant amount of dollars to be prepared. And while I respect your comment that it doesn’t seem like we’re very far in the process, believe me, there’s a regulatory process that occurs in the background, and we’re going to continue to say it’s pretty much going as expected.

But in the foreground, you’re doing a tremendous amount of planning to be ready the day that you close the transaction. And so we’ve had a fairly large group of people allocated into 30 different business functional teams, working in each of these areas on how to merge the two companies on day one, how to go after the value capture and synergies, and then how to design the organization. There’s been a tremendous amount of work that’s been done and we’ve had external consultancy professionals helping us all along the way. So it’s a tremendous amount of work that’s been done, a lot of hard work by a lot of people that is reflected in these dollars as well as the hours. So that when the thing is approved you’re ready to go. Unfortunately, you can’t wait for it to be approved and then decide that you’re going to plan for how they integrate the two companies together. It’s something we have to do every day.

<Q - Ajay Kumar Jain>: Okay. And if I could just ask one final question. I wanted to ask about your recent investment in Iowa Premium Beef. That seems like a nontraditional type of venture for Sysco. So I’m just wondering if that signifies anything. Are you looking to potentially get more involved in food processing and be more fully integrated in food production?

<A - William J. DeLaney>: No. I think all it signifies, Ajay, it’s a great question – is we see opportunity to partner with some really quality people in that business and to create a premium product – a value-added product which we believe will create more traction with our sales force and with our customers. So I think you could see us do niche type of investments in the future but that’s – it’s an opportunity that came our way and we’re moving forward with it but I wouldn’t read too much into it.

<Q - Ajay Kumar Jain>: Okay. Thank you.

<A - William J. DeLaney>: Sure.

Operator

And we’ll go next to Andrew Wolf with BB&T Capital Markets.

<Q - Andrew P. Wolf>: Thanks. Good morning. Given really how quickly the inflation accelerated right at the beginning of the quarter in meat and stuff, seafood, dairy, I think you guys said you managed it pretty well. What is your sense of what happened at the restaurant level with customers and passing it through? Do you think – it looks like the macro numbers you gave for the industry suggested there is a little strengthening in the industry. So I am getting at how this inflation – it seems like it is going to be here for a while at an elevated level in some of these key categories. And what is your guys’ sense of how long it is going to take to pass it through?

<A - William J. DeLaney>: Let me be clear. I’m not clear on how long it’s going to be here but certainly it’s been with us for five or six months now, Andy. I think from what I’ve been reading which is I’m sure the same material that you read in those categories, customers are – I would say they have to pass along at some point. These are double-digit increases. So I think they are selectively passing it along where they feel they can support it in their business. I’m sure they’re also working their menus. Poultry is a category at least to-date has not experienced much inflation. So I’m sure you’re seeing more poultry offerings and that type of thing. And so I think they’re managing the portions. I think they’re managing the mix on the menu and they’re passing it along where they can. That has been my experience [ph] shown (51:37) in terms of going out. As we’ve said medium to long-term the data we’ve seen over the years is about what gets passed along from the restaurant to the consumer is about 2% year in and year out.

So that’ll oscillate a little bit but probably not a lot. So there may be a little bit more being passed along right now, but I don’t think a lot. And I think the other thing that validates that is when you look at some of the numbers from the summer that we’re seeing year-over-year sales growth at the restaurant level but we’re seeing flat to down traffic. So I think that would validate that as well.

<Q - Andrew P. Wolf>: Got you. And moving on to the – I think this is the first quarter in a while where your MA served business is up at Broadline, it is up marginally but it is up. What should we look at and you referenced just lapping some when it was down but I’m trying to tie it into some of the – it sounds like investment you have made internally into sales management whether it is the [ph] salespeople (52:42) you called out or the regional management and coordination, could you just give a little color on that?

<A - William J. DeLaney>: Yeah. I think what I was trying to articulate was not so much lapping as just a fair amount of the stress that we’ve put on the organization in particular in the sales arena and that we’ve lapped a lot of that. So I think things are more stable out there today than they were 12 months or 18 months ago in terms of just people going to work every morning. They know what their role is, they know with their territory is, they know what their commission plan is, they know how CatMan works. They’ve got better tools for that and we’re giving them some other tools to work with in other areas like revenue management. So I think from that standpoint we’ve made a lot of investments and we’re at a point now where we’re managing it better. So I’m pretty optimistic that we’ll continue to see a good improvement and to your point it’s modest but everything in this industry right now is modest. As long as it’s positive we’re going to be very pleased.

<Q - Andrew P. Wolf>: Yeah. And just a last thing on the – it seems like a pretty good environment for business that is generating a lot of savings on the cost side, on the cost of goods sold side with all the inflation out there to go after share maybe really invest that more into the customers than maybe previously planned sort of a more flat inflation environment. What is the business’ appetite for that kind of a strategic stance in the next little while?

<A - William J. DeLaney>: I think we’ve been able to grow our share consistently year in and year out, so that’s what we do. We think it’s very important but to do it the right way. So our way of going after share has really become more efficient in everything we do to take cost out of our system. It’s one of the big opportunities. We see this merger as very pro-customer, very pro-competition. It allows us to take cost out, that kind of thing. So the way you grow your share ultimately is to take cost out of the system, develop your people, hire better people where you need to, and compete as well as you can in terms of the acute pressures in the marketplace, but to also differentiate yourself over the medium to long-term as well with your products, your services, your business solutions. So we’re always looking to grow, but we need to grow profitably, both in the short-term and the medium-term.

<Q - Andrew P. Wolf>: Again. Thank you.

<A - William J. DeLaney>: Thank you.

Operator

And we’ll go next to Erin Lash with Morningstar.

<Q - Erin Lash>: Thank you for taking the question. Obviously US Foods is getting a lot of the attention but I was just wondering if you could talk about the overall acquisition environment and kind of your appetite for future deals as well as just kind of the premiums that sellers are potentially looking for in this type of environment?

<A - Robert Chris Kreidler>: Yeah, Erin, I’ll take that one. We continue to look at transactions. We’re obviously fairly occupied right now with planning for the merger integration, so we don’t have as many resources probably looking at transactions as we would in other quarters, other years. We also – it’s going to be a little difficult to do deals in the U.S. for a little bit of time at least while we get this one approved. But we continue to look at our other markets, and we continue to look in new markets, and we’re fairly prudent especially if it’s a new market, so they’ll come a little slower. But I’d say we’re still pretty active, and still looking for opportunities in other parts of our geographies and new geographies.

The second part of your question in terms of expectations, I wouldn’t say that I’ve really seen a market change in expectations in terms of pricing from call it a year ago. I think there was a time when we talked about it on these calls where expectations were pretty high, given where the macroeconomics were. I think those moderated some and we’ve been able to get a lot of deals done. And I think they’ve held in that kind of reasonable range since then.

<Q - Erin Lash>: Thank you. That is very helpful. And then just one other question. Obviously I got the sense with the ERP – or excuse me with the US Foods integration that there is not a target this year for the ERP rollout. Is that true or are there certain maybe number of operating companies that you are looking to complete by the end of the fiscal year?

<A - William J. DeLaney>: There’s not a specific target, Erin, you’re right. What we want to do is get the merger closed and then get the integration. We’re connected to that and then we’ll put together a rollout schedule that would incorporate both platforms if you will.

<Q - Erin Lash>: Thanks. That’s helpful.

Operator

And we’ll go next to John Ivankoe with JPMorgan.

<Q - Amod Gautam>: Hi. It’s actually Amod Gautam. In terms of the acquisition question maybe a little bit more specifically, in your fiscal 2015 planning, are you budgeting any cash flow for acquisitions? Or I guess asked another way, is the 4% to 6% sales growth, does that include some contribution from acquisitions, obviously ex the US Foods?

<A - Robert Chris Kreidler>: Yeah, we actually plan those differently so what we typically do as we look at a long-term expectation for sales growth. We’ve said 4% to 6% for a while. We build that up from a standpoint of what do we think real cases are growing to grow in the industry, how much more do we think we will grow because we’re typically pretty good at growing faster than the industry, what’s the rate of inflation that should go on top of that? And then does that fall within the 4% to 6% range, yes or no? We still feel good about 4% to 6%. That’s how we build that up. Some of those cases may indeed come from acquisitions when we think about how much more than the industry we can grow so that’s how it gets baked in there.

Separately, we typically [ph] task (58:47) ourselves with a certain percentage of growth through acquisitions, what we’ll call kind of the smaller non-US Foods type size acquisitions. We’ve traditionally said that we want to grow at least 1% from those types of acquisitions. We haven’t put that guidance out there for next year again because of the pending merger here, but we certainly challenge ourselves to hit some internal targets along those lines as well.

<Q - Amod Gautam>: Okay. And then on the gross margins, I guess, Bill, you alluded a little bit to the mix shift being somewhat tactical on the locally managed versus the corporate business. I mean, as you think about fiscal 2015, gross margin percent has kind of come down over the past few years but it does seem like you have some potential tailwinds here whether it be that mix shift or inflation coming off or some of the category management initiatives. So I mean just broadly on fiscal 2015, is this a year where maybe gross margin percentage can stabilize after several years decline?

<A - William J. DeLaney>: Well, I think you got to start with improving over fiscal year 2014 so that’s our goal. And as Chris pointed out in his comments, we saw that improvement kick in, in the second half of the year so we saw a 4% here in this quarter so that’s encouraging. There’s some inflation in that like we’ve acknowledged so I think if we can just show good steady improvements throughout the year and manage our expenses appropriately, we’ll have a successful year and as we continue to drive out these initiatives, these are not just one-time initiatives, these are different ways of doing business. Category management is a different way of selling and marketing and merchandising.

Revenue management is a different way of segmenting your customers and trying to approach your customers with the best offerings that we can and the right presentation with the right channel, those types of things. So I think I would just say to you, we’re in the early days of transforming this company in terms of how we need to compete and how we need to support our customers for them to be successful and that will undergird all of this in terms of our ability to price effectively and manage our costs along the way.

<A - Robert Chris Kreidler>: Yeah. I’ll just add a little more to that. I mean, I’ll pick up on Bill’s comments of early days. We’ve said before, we’ve got two of the waves, the majority of two waves kind of fully into the market at this point of our category management initiatives, and we’ve got a lot more waves to come. Now those two that are out there were a lot of dollars but we’ve got a lot more waves to come. And the point of that being that we still have a lot to rollout. We still have the opportunity to do better and better and we just have to keep working on it. It required some patience on our part to build the teams, build the processes, get it started. We believe we’re starting to see some of those results in the numbers now and we’re hopeful those numbers continue to shine in the numbers every quarter and that as we’re saying, we believe it mitigates whatever competitive pressure is out there.

<Q - Amod Gautam>: Okay. Great. Thanks, and good luck.

<A - William J. DeLaney>: Thank you.

Operator

And this does conclude the question-and-answer session. We thank you for your participation in today’s conference call. You may now disconnect.